

Act: 1934
Section: 12(G)
Rule:
Public Availability: 12/1/2005



05073313

December 1, 2005



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FORE Holdings LLC (the "Company")
FORE Holdings Liquidating Trust ("Liquidating Trust")
Incoming letter dated November 29, 2005

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934. Capitalized terms used in this response have the same meaning as defined in your letter.



In arriving at this position, we note that:

- the Executive Committee of the Company adopted the Plan to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business;
- prior to its dissolution, the Company was current and timely in its reporting obligations under the Exchange Act;
- the Company filed a Certificate of Dissolution with the Illinois Secretary of State and the effective date of the dissolution was September 29th, 2005;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- none of the Trustees nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests;

- the Trustees will provide each holder of Beneficial Interests with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Jeffrey Shady
Attorney-Adviser



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2005

Mail Stop 3010

Eric Orsic, Esq.
McDermott Will & Emery
227 West Monroe Street
Chicago, Illinois 60606-5096

Re: Fore Holdings LLP
Fore Holdings Liquidating Trust

Dear Mr. Orsic:

In regard to your letter of November 29, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

McDermott
Will & Emery

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich
New York Orange County Rome San Diego Silicon Valley Washington, D.C.

Eric Orsic
Attorney at Law
eorsic@mwe.com
312.984.7617

November 29, 2005

VIA E-MAIL AND FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carol McGee

Re: FORE Holdings Liquidating Trust - No-Action Request Letter

Ladies and Gentlemen:

In accordance with our prior conversations, we are revising the request for no-action relief contained in our letter of November 21, 2005. This letter supersedes and replaces our prior letter.

We are writing on behalf of our client, the FORE Holdings Liquidating Trust, a liquidating trust (the "Liquidating Trust") which has been established to complete the liquidation of the remaining assets of FORE Holdings LLC, an Illinois limited liability company (the "Company"), as more fully described below. The Liquidating Trust is the successor-in-interest of the Company. We request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and report with respect to the beneficial interests in the Liquidating Trust (the "beneficial interests") under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND CONCERNING THE COMPANY AND THE LIQUIDATING TRUST.

The Company was founded in 1940 and operated as a general partnership until 1994 when it converted to a limited liability company structure.[1] In 1994, the Company formed Hewitt

[1] The Company was initially formed under the name Hewitt Holdings LLC and changed its name to FORE Holdings LLC in April 2004.

(continued...)

Associates LLC as a wholly-owned subsidiary of the Company and transferred its operating business to Hewitt Associates LLC. The real estate assets owned by the Company and used in the operation of the business of Hewitt Associates LLC were not contributed to Hewitt Associates LLC but were retained by the Company. The Company held the real estate assets directly or through separate real estate holding companies which, in turn, leased the properties to Hewitt Associates LLC. Investments in the real estate assets were historically funded through capital contributions from the owners of the Company and third party debt.

Hewitt Associates LLC is a global provider of human resources outsourcing and consulting services. In 2002, the Company decided to take Hewitt Associates LLC public and formed Hewitt Associates, Inc. as a Delaware corporation to serve as the vehicle for the public offering. In May, 2002, the Company transferred all of its ownership interests in Hewitt Associates LLC to Hewitt Associates, Inc. in exchange for shares of Hewitt Associates, Inc.'s Class B common stock. Hewitt Associates, Inc. completed its initial public offering in June 2002.[2] The Company held the shares of Class B common stock which were issued to it at the time of the initial public offering until July 2003, when the Company distributed these shares to its owners.[3] Neither the Company nor the Liquidating Trust own any shares of Hewitt Associates, Inc. stock.

Following the initial public offering, the Company's primary assets consisted of the parcels of commercial real estate listed below that were owned directly or through subsidiary entities. The sole business of the Company has been to own, finance, lease and sell real estate assets which were primarily used by Hewitt Associates, Inc. in operating its business. The Company systematically sold its real estate assets and distributed the proceeds to its owners since the time of the initial public offering. All of the commercial real estate properties have now been sold.

---

[2] The outstanding capital stock of Hewitt Associates, Inc. consists of Class A common stock, Class B common stock and Class C common stock. The Class A common stock is publicly traded and listed on the New York Stock Exchange under the symbol "HEW".

[3] The Company continued to hold approximately 3% of the Class B shares initially issued to it at the time of the initial public offering on behalf of certain of its owners who reside outside of the United States. The remainder of these shares were distributed to the foreign owners in July 2005 and the Company no longer holds any stock of Hewitt Associates, Inc.

Building Location	Square Feet	Percentage Owned	Date of Sale	Proceeds Net of Indebtedness
Newport Beach, CA	316,801	100%	3/7/2003	$67,950,000
Rowayton, CT	108,000	100%	5/7/2003	$17,300,000
Lincolnshire, IL	863,403	100%	5/20/2005	$59,332,000
Lincolnshire, IL	336,000	100%	5/20/2005	$33,732,000
Orlando, FL	364,241	100%	5/20/2005	$ 3,061,000
The Woodlands, TX	414,000	100%	5/20/2005	$ 2,100,000
Lincolnshire, IL	211,863	51%	7/28/2005	$11,215,000
Lincolnshire, IL	611,463	51%	7/28/2005	$36,939,000
Lincolnshire, IL	170,139	34%	7/28/2005	$ 3,829,000

Transfers of limited liability company interests of the Company without the consent of the Executive Committee were expressly prohibited under the terms of the Company's Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement"). At the time of the Company's dissolution, there were approximately 450 holders of limited liability company interests. There was no established trading market for the limited liability company interests, nor were the limited liability company interests listed on any exchange or admitted for trading in any market, including the over-the-counter market. The limited liability company interests were registered under Section 12(g) of the Exchange Act and the Company has filed in a timely manner all periodic reports required by the Exchange Act during the past twelve months. The Company is not an "accelerated filer" as defined in Rule 12b-2 of the Exchange Act.[4]

Plan of Liquidation

On July 28, 2005, the Executive Committee of the Company adopted resolutions (the "Plan") to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business and affairs. In accordance with the Plan, the Executive Committee would sell or otherwise dispose of the remaining assets of the Company that in their judgment should be sold or disposed of. Additionally, the Plan provided that the Company would pay and discharge (or make adequate provisions to pay) all debts, liabilities and obligations of the Company. Once the Company's debts were paid, the remaining property and assets of the Company would be transferred to a liquidating trust established for the benefit of the holders of its limited liability company interests. The Plan was not required to be submitted to the holders of limited liability company interests for approval since the Executive Committee had the authority under the

[4] The Company had previously checked the box in error on the cover page of its most recent 10-K and subsequently filed 10-Qs indicating that the Company was an accelerated filer. Upon further consideration, the Company has determined that it is not an accelerated filer since its limited liability company interests have no market value. As stated above, the limited liability company interests were not listed or admitted for trading in any market and no market for limited liability company interests existed.

Operating Agreement to sell all of the Company's remaining assets without any further action on the part of the holders of limited liability company interests.

On September 29, 2005, the Company formed the Liquidating Trust pursuant to a Liquidating Trust Agreement (the "Liquidating Trust Agreement"). At such time, all of the assets of the Company were transferred to the Liquidating Trust, and all of the liabilities of the Company were assumed by the Liquidating Trust. Also, on September 29, 2005, the Company filed a Certificate of Dissolution with the Illinois Secretary of State (which was effective upon filing) to terminate its legal existence.

Current Assets and Liabilities

As a result of the disposition of the Company's real estate assets, the only remaining assets held by the Company at the time of its dissolution which were transferred to the Liquidating Trust were the following:

1. *5-acre parcel of real estate in Lincolnshire, Illinois with a residence.* This property is currently vacant and has been for several years. The Company does not lease the property nor does it intend to. The Company does not generate any income from the property. The Company estimates the market value of the property to be approximately $1.2 million. The Company is actively seeking a buyer for the property and intends to sell the property as soon as a suitable buyer is found.

2. *Cash.* The Company holds approximately $14 million in cash for the purpose of satisfying any unknown, contingent liabilities.

The Company does not have any known liabilities. However, in connection with the sale of its commercial real estate assets, the Company did provide the buyers in those transactions with customary representations and warranties regarding the condition of the properties which would survive the closing of the sale for a period of one year. The Company has no reason to believe any of the representations or warranties are untrue or would result in any liability on behalf of the Company. Nonetheless, the Company intends to retain approximately $14 million in cash to provide for any unknown liabilities for a period of approximately one year from the date the assets were first transferred to the Liquidating Trust in the event of any such liabilities arise.

Liquidating Trust

The purpose of the Liquidating Trust is to wind up the affairs of the Company and liquidate the remaining assets, distribute the proceeds therefrom to the holders of beneficial interests and pay any liabilities, costs and expenses of the Company and the Liquidating Trust. Following the establishment of the Liquidating Trust, each holder of limited liability company interests became a beneficiary under the Liquidating Trust and received a percentage interest in the Liquidating Trust equal to its percentage interest in the Company.

As a result of the transfer by the Company of its remaining assets to the Liquidating Trust, all outstanding limited liability company interests were automatically deemed cancelled. No certificates were or will be issued representing ownership of the beneficial interests in the Liquidating Trust.

The Liquidating Trust will be administered by a board of five trustees. The original trustees of the Liquidating Trust are the five members of the Executive Committee of the Company (the "Trustees").

The transfer books of the Company were closed as of September 29, 2005 and that date was the record date for determining the holders of limited liability company interests who became holders of beneficial interests. On September 29, 2005, the Company filed a Certificate of Dissolution with the Illinois Secretary of State (which was effective upon filing) to terminate its legal existence. Also on September 29, 2005 the Company filed a Form 15 with the Commission to terminate the registration of its limited liability company interests under the Exchange Act and cease filing periodic reports with respect thereto.

Terms of the Liquidating Trust

The terms of the Liquidating Trust Agreement provide that the beneficial interest of a beneficiary may not be transferred, except by operation of law or upon the death of the beneficiary. The Liquidating Trust Agreement provides that the Trustees will not take any action to facilitate or encourage any trading in the beneficial interests or in any instrument tied to the value of the beneficial interests. Anyone affiliated with the Company or the Liquidating Trust will also agree not to take any such action.

The Liquidating Trust has been organized for the sole purpose of winding up the affairs and liquidating the assets of the Company with no objective to continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust. The Liquidating Trust's activities will be restricted to the holding, collection and sale of the assets transferred by the Company to the Liquidating Trust and the payment and distribution thereof, and to the conservation and protection of the Liquidating Trust's assets and the administration thereof.

The Liquidating Trust will terminate upon the earliest of (i) the distribution of all of the Liquidating Trust's assets in accordance with the terms of the Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets were first transferred to the Liquidating Trust. No amendment will be made to the Liquidating Trust to extend its termination beyond a period of three years unless the Trustees shall have requested and received additional no-action assurances from the Commission prior to any such extension.

The Trustees of the Liquidating Trust are required to issue annual reports to the beneficiaries showing the assets and liabilities of the Liquidating Trust at the end of each year and the receipts and disbursements of the Trustees with respect to the Liquidating Trust for each year. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual reports furnished to the holders of beneficial interests will be filed with the Commission under cover of Form 10-K using the Commission file number of the Company. A certification with respect to the annual reports in the form attached hereto as Exhibit A will be signed and filed by David L. Hunt, Chairman of the board of Trustees of the Liquidating Trust, in his individual capacity.[5] In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- Board and Audit Committee: The Liquidating Trust does not have a Board of Directors or an Audit Committee and therefore all references to the Board of Directors and Audit Committee have been deleted.

- Statement of Operations: The financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a Statement of Operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

- Internal Controls: The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls will be included in certifications accompanying annual reports at such time as such references would be required to be included by a registrant under the provisions of Rule 13a-15 under the Exchange Act. The attached certification specifically indicates all such references.

The Trustees will cause the Liquidating Trust to file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to the Liquidating Trust's assets or liabilities has occurred and a copy of each such report will be sent to holders of beneficial interests in the Liquidating Trust. It is not presently contemplated that the Liquidating Trust will provide beneficiaries with

[5] Mr. Hunt has been charged with day-to-day administration and management of the Trust and its assets. Mr. Hunt has been delegated the executive authority to see that all orders of the board of Trustees are carried into effect. In addition, he is responsible for maintaining the accounting books and records of the Trust. Mr. Hunt is performing the functions of the chief executive officer and chief financial officer of the Liquidating Trust in his capacity as Chairman. Accordingly, Mr. Hunt is the appropriate person to sign the certification on behalf of the Liquidating Trust pursuant to the interpretive guidance provided by the staff of the Commission (See *Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, November 8, 2002*).

quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q for the Liquidating Trust.

II. ANALYSIS

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company et al.* (Pub. Avail Feb. 26, 2003); *PLM Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Burnham Pacific Properties, Inc., BPP Liquidating Trust* (Pub. Avail. June 21, 2002); *Cambridge Advantaged Properties II Limited Partnership* (Pub. Avail. Feb. 6, 2002); *JG Industries, Inc.* (Pub. Avail. June 18, 2001); *Secom General Corporation* (Pub. Avail. March 21, 2001); *Phoenix Medical Technology, Inc.* (Pub. Avail. Nov. 17, 2000); Roberds, Inc. (Pub. Avail. October 4, 2000); *MGI Properties, MGI Liquidating Trust* (Pub. Avail. Sept. 29, 2000); *M-L Lee Acquisition Fund, L.P.* (Pub. Avail. Feb. 4, 2000); *JMB Income Properties, Ltd. -XIII* (Pub. Avail. May 13, 1999); *JMB Income Properties, Ltd. -IX* (Pub. Avail. Apr. 24, 1997); *JMB Mortgage Partners, Ltd.* (Pub. Avail. Apr. 24, 1997); *Rathbone, King & Seeley, Inc.* (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); *VHA Enterprises, Inc.* (Pub. Avail. January 7, 1993); *Grubb & Ellis Realty Income Trust Liquidating Trust* (Pub. Avail. May 26, 1992); *JMB Realty Trust* (Pub. Avail. November 19, 1990); *Federated Natural Resources Corp.* (Pub. Avail. July 13, 1989); *SMI Liquidating Corp.* (Pub. Avail. Dec. 27, 1984); Invest-Tex, Inc. (Pub. Avail. January 12, 1987); *Raymond Industries, Inc.* (Pub. Avail. September 12, 1984); and *United Western Corp.* (Pub. Avail. Dec. 26, 1984).

The Liquidating Trust will operate exclusively to liquidate its remaining assets, pay its expenses and obligations and distribute cash to the holders of its beneficial interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. The beneficial interests will not be listed on any exchange and will not be actively traded.

It is our opinion that the Liquidating Trust will not be an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. The Liquidating Trust will operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the complete distribution of the trust corpus or the expiration of a period of three years from the date the assets were first transferred to it. Without limiting the foregoing, the Liquidating Trust will have no objective to continue or engage in the conduct of any trade or business. No certificates will be issued to represent the beneficial interests in the Liquidating Trust and the beneficial interests will not be transferable (except in the limited circumstances described above). Due to the restriction on transfer, there is no market for the beneficial interests and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Nevertheless, holders of beneficial interests in the Liquidating Trust will continue to receive periodic reports under cover of Forms 10-K and 8-K. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts. See, e.g., *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company et al.* (Pub. Avail Feb. 26, 2003); *PLM Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Burnham Pacific Properties, Inc., BPP Liquidating Trust, supra; Marriott Residence Inn II Limited Partnership* (Pub. Avail. May 8, 2002); *Marriott Residence Inn Limited Partnership* (Pub. Avail. Feb. 20, 2002); *MGI Properties, MGI Liquidating Trust, supra*; *JMB Income Properties, Ltd. -XIII, supra*; *VHA Enterprises, Inc., supra*; *Grubb & Ellis Realty Income Trust Liquidating Trust, supra*; *Federated Natural Resources Corp., supra*; and *Invest-Tex, Inc., supra*.

Compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Further, beneficiaries will receive annual statements from the Trustees and will be provided with other annual and current reports as deemed necessary by the Trustees, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. As discussed above, David L. Hunt, Chairman of the board of Trustees will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A.

Therefore, because there will be no market, public or private, for the beneficial interests and the Trustees of the Liquidating Trust will keep the holders of beneficial interests informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, it is our opinion that no registration of beneficial interests is required under the Exchange Act, and that there is no need for the Liquidating Trust to file quarterly reports on Form 10-Q, to include audited financial statements in its annual reports on Form 10-K or to comply with the proxy rules. The information required to be filed under cover of a Form 10-Q would be superfluous to information that each of the Liquidating Trust will have already provided the holders of its beneficial interests. The Trustees desire to increase the amount available for distribution by avoiding the substantial costs of an internal and external audit for the 10-K and the costs of preparing 10-Qs for the Liquidating Trust. Not requiring the Liquidating Trust to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as the beneficial interests of the Liquidating Trust will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Trustees and the Liquidating Trust believe that the foregoing meets the criteria established in Release 34-9660

(June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and comply with the reporting requirements thereunder in the manner proposed above.

If you have any questions with respect to this request or require any additional information, please contact the undersigned at (312) 984-7617.

Sincerely yours,

/s/ Eric Orsic

Eric Orsic

EO/jc
cc: David L. Hunt
C. Lawrence Connolly

Exhibit A

Certification

I, David L. Hunt, certify that:

1. I have reviewed this annual report on Form 10-K of the FORE Holdings Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, changes in financial condition and cash flows of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) *] for the Liquidating Trust and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    (b) [Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;*]

    (c) Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: ___________

____
David L. Hunt

* To be included at such time as required to be included pursuant to the provisions of Rule 13a-15 under the Exchange Act.